UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lear Corporation

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

521865204

  (CUSIP Number)

Richard T. McGuire III c/o Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350	David M. Markowitz c/o Oskie Capital Management LLC 10 East 53rd Street, 31st Floor New York, NY 10022 Telephone Number 646-450-0095
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

Copies To:
Jeffrey D. Marell
Raphael M. Russo
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10010
Telephone: (212) 373-3000

February 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 521865204	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,034,986 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,034,986 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,986 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521865204	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,034,986 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,034,986 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,034,986 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,171,723 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,171,723 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,723 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 151,853 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 151,853 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,853 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,711,410 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,711,410 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,711,410 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 521865204	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oskie Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,683 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,683 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,683 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 521865204	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David M. Markowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,683 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,683 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,683 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 9 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Clive Rowe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 368,683 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 368,683 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,683 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 521865204	SCHEDULE 13D	Page 10 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oskie Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,838 (includes Shares underlying call options. See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,838 (includes Shares underlying call options. See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,838 (includes Shares underlying call options. See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 521865204	SCHEDULE 13D	Page 11 of 13

Item 1.	Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the Common Stock, par value $0.01 (the “Shares”), issued by Lear Corporation  (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 8, 2013 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to add the following paragraph at the end thereof:

“On February 12, 2013, the Reporting Persons sent a letter to the Board of Directors of the Issuer, a copy of which was also made public in a press release, which is attached hereto as Exhibit D and is incorporated herein by reference.”

Item 5.	Interest in Securities of the Issuer

Item 5(1)(a)-(e), paragraph 1, is hereby amended and restated as follows:

“(a) – (e)   As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 5,034,986 Shares (the “Marcato Shares”) constituting 5.3% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 1,171,723 Shares, constituting 1.2% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of  151,853 Shares, constituting 0.2% of the Shares and (iii) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 3,711,410 Shares, constituting 3.9% of the Shares, each based upon 95,704,487 Shares outstanding as of February 8, 2013.  The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.”

Item 5(2)(a)-(e), paragraph 1, is hereby amended and restated as follows:

“(a) – (e)  As of the date hereof, (i) Oskie, Mr. Markowitz and Mr. Rowe may be deemed to be the beneficial owners of 368,683 Shares (the “Oskie Shares”) (which includes 193,845 Shares held in the Managed Account) constituting 0.4% of the Shares and (ii) Oskie Master Fund, LP may be deemed to be the beneficial owner of 174,838 Shares, constituting 0.2% of the Shares, each based upon 95,704,487 Shares outstanding as of February 8, 2013. The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.”

Except as set forth above, Item 5 of the Initial Schedule 13D remains unchanged.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended to add the following:

Exhibit D: Press Release, dated February 12, 2013

CUSIP No. 521865204	SCHEDULE 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

Marcato Capital Management LLC*

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

/s/ Richard T. McGuire III*
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Marcato II, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III
Director

Oskie Capital Management LLC

By:	/s/ David Markowitz
David Markowitz
Managing Member

/s/ David Markowitz
David Markowitz

/s/ Clive Rowe
Clive Rowe

CUSIP No. 521865204	SCHEDULE 13D	Page 13 of 13

Oskie Master Fund, LP

By:	Oskie GP, LLC, its General Partner

By:	/s/ David Markowitz
David Markowitz
Managing Member

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

 Exhibit D
PRESS RELEASE

Marcato Capital Management and Oskie Capital Management Outline Potential
Value Creation Strategy for Lear Corporation

Send Letter to Board of Directors of Lear Highlighting Potential Value-Creating Initiatives and
Concerns about Company’s Valuation

San Francisco, CA, and New York, NY, February 12, 2013—Marcato Capital Management LLC (“Marcato”) and Oskie Capital Management LLC (“Oskie”) (together with their affiliated investment funds, “the Group”), announced today that they have sent a letter to the Board of Directors of Lear Corporation (NYSE: LEA) (“Lear” or “the Company”) outlining concerns around the Company’s valuation, describing the Group’s ideas for potential value-creating initiatives and reiterating the Group’s interest in meeting with members of the Board.

The full text of the letter follows:

Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350	Oskie Capital Management, LLC 10 East 53rd Street, 31st Floor New York, NY 10022 Telephone Number 646-450-0095

February 12, 2013

Mr. Henry Wallace, Chairman of the Board
Mr. Matthew J. Simoncini, President, Chief Executive Officer and Director
Mr. Thomas P. Capo, Nominating and Corporate Governance Committee Chairman
Mr. Jonathan F. Foster
Ms. Kathleen A. Ligocki
Mr. Conrad L. Mallett, Jr., Compensation Committee Chairman
Mr. Donald L. Runkle
Mr. Gregory C. Smith, Audit Committee Chairman
c/o Lear Corporation
21557 Telegraph Road
Southfield, MI 48033

Dear Members of the Board of Directors,

Investment funds affiliated with Marcato Capital Management and Oskie Capital Management are significant stockholders of Lear Corporation (the “Company”), with holdings together representing beneficial ownership of approximately 5.6 percent of Lear’s outstanding common equity.  We share the view expressed in the Company’s press release of February 7, 2013 that the Company is undervalued, and we see what we believe to be a serious discrepancy between Lear’s improved operating performance and business prospects and its current market valuation.  It is our view that this discount is directly linked to a questionable capital allocation strategy by the Board.  Specifically, we believe the Company’s current undervaluation reflects investors’ distaste for the Company’s practice of stockpiling an increasing net cash balance, along with concern that the Company may be willing to make costly acquisitions or invest in other low-return projects at a time when the repurchase of Lear’s undervalued stock would be far more accretive to the long-term equity value of the Company.

It is therefore no surprise to us that Lear’s stock is trading both at a significant discount to its peers, and well below its long-run historical multiple of 5.5X EBITDA.

It is our contention that the Company’s recent announcement – to accelerate the pace of its existing stock repurchase program and raise its dividend – is insufficient.  Simply put, we view Lear as dramatically overcapitalized.  With net cash of almost 1x EBITDA, we believe Lear is approximately 2x full turns of leverage below the average of a group of its peers – despite Lear’s lower capital intensity, better pension liability position, favorable tax advantages and higher free cash flow conversion.  Further, Lear’s large cash balance has the effect, we believe, of increasing the Company’s equity value, thereby artificially inflating the Company’s P/E multiple and distorting the value of the core enterprise.

The Board’s choices regarding capital allocation appear parsimonious and are even more disappointing in light of the positive operational progress the management team has made during and since emerging from Chapter 11 reorganization.  The Company is now more diversified by geographical end-market and customer mix, and with its strong competitive position in its core seating business and a lower fixed cost base, we believe the Company is well positioned to generate significantly improved margins for a given level of production.

We note that the Board has de minimis ownership of the Company’s shares.

All of this gives us serious concerns about the current Board’s sense of urgency and alignment of interests with the Company’s owners.  We are aware that our concerns are shared by a number of other large stockholders, and are of the impression that there has been little action taken, despite these concerns having been voiced directly to members of the Board on multiple occasions in the past.  Accordingly, we believe that it is important to add new Board members who will bring focus and urgency to the implementation of potential value-creating initiatives, including:

•
The immediate commencement of a $2 billion share repurchase program to both take advantage of the current valuation discount, and establish a more appropriate capital structure in-line with other prudently capitalized industry participants; and

•
A review of the Company’s growth capital expenditure budget and acquisition and divestiture strategy, to ensure that stockholder capital is being directed to those areas that offer the highest possible long-term return.

We reiterate that we are interested in having a constructive dialogue with Mr. Wallace, Mr. Simoncini and the other directors regarding this positive program for value creation.

Sincerely,

MARCATO CAPITAL MANAGEMENT LLC

By:	/s/ Richard T. McGuire
Name: Richard T. McGuire
Title: Managing Member

OSKIE CAPITAL MANAGEMENT, LLC

By:	/s/ David Markowitz
Name: David Markowitz
Title: Managing Member

# # #

Contact:
Jeremy Fielding or Thomas Davies
Kekst and Company
212.521.4800